Exhibit 99.2

Management’s Discussion and Analysis

For the three and six months ended April 30, 2022

and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States dollars)

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

Introduction

This management’s discussion and analysis (“MD&A”), prepared as of June 28, 2022, reviews and summarizes the activities of Arras Minerals Corp. (the “Company” or “Arras”) for the three and six months ended April 30, 2022, and was prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A is intended to supplement the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended April 30, 2022 and the Company’s audited financial statements for the period from February 5, 2021 to October 31, 2021, and the related notes contained respectively therein which have been prepared under IFRS. All amounts are in U.S. dollars unless otherwise specified.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the MD&A, is complete and reliable.

The Company’s common shares are traded on the TSX Venture Exchange (the “TSXV”) under the symbol “ARK” and its most recent filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com.

GENERAL BUSINESS OVERVIEW

Arras Minerals Corp. was incorporated on February 5, 2021, under the Business Corporations Act (British Columbia) as a wholly owned subsidiary of Silver Bull Resources, Inc. (“SVB” or “Silver Bull”). Arras was formed to hold SVB’s interests in the Beskauga property located in Kazakhstan (the “Beskauga Property”), which consists of the Beskauga Main project (the “Beskauga Main Project”) and the Beskauga South project (the “Beskauga South Project” and together with the Beskauga Main Project, the “Beskauga Project”). On September 24, 2021, SVB completed the Spin Out (as defined below) and shareholders of SVB were issued a total of 34,547,838 common shares in the capital of the Company (each a “Common Share”). The Company’s head office is located at Suite 1605, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4 and its registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

On March 19, 2021, SVB transferred its Kazakh assets to the Company pursuant to the terms of an Asset Purchase Agreement (the “APA”) in exchange for the issuance of 36,000,000 Common Shares of the Company to SVB (the “Asset Transfer”). The transferred assets included an option agreement with respect to the Beskauga Property (the “Beskauga Option Agreement”), a joint venture agreement with respect to the Stepnoe and Ekidos properties and loans payable by Ekidos Minerals LLP (“Ekidos LLP”) to SVB. Subsequently, on September 24, 2021, SVB distributed 34,547,838 Common Shares issued to SVB in respect of the Asset Transfer to its shareholders by way of a special dividend, on the basis of one Common Share for each common share in the capital of SVB (the “Distribution” and, together with the Asset Transfer, the “Spin Out”). Prior to completion of the Spin Out, the Company entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with Silver Bull. The Separation and Distribution Agreement set forth the Company’s agreements with Silver Bull regarding the principal actions to be taken in connection with the Distribution and the Spin Out.

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos LLP and Ekidos LLP became a wholly-owned subsidiary of the Company. The total consideration was $1,000 as described below.

Arras is an exploration stage company, engaged in the business of mineral exploration. The Company’s exploration is focused on discovering and delineating mineral resources at the Company’s material property, the Beskauga Project.

OVERALL PERFORMANCE AND RESULTS OF operationS

The following selected information has been derived from the Company’s condensed interim consolidated financial statements for the three and six months ended April 30, 2022 and the period from Incorporation on February 5, 2021 to October 31, 2021, and should be read in conjunction with the Company’s condensed interim consolidated financial statements, which are available at www.sedar.com:

1

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

	April 30, 2022	October 31, 2021
	$	$
Cash and cash equivalents	2,113,974	3,806,2191
Mineral properties	5,035,259	651,603
Total assets	8,375,846	7,792,327
Current liabilities	578,366	541,624
Total liabilities	817,461	541,624
Working capital	1,713,079	6,493,934

	For the three months ended April 30, 2022	For the six months ended April 30, 2022	For the period from February 5 to April 30, 2021
Expenses	$	$	$
Exploration	1,448,568	1,693,883	81,804
Personnel	248,408	524,478	201,576
Professional services	95,300	192,681	156,098
Directors’ fees	80,077	166,793	140,553
Office and administrative	36,401	73,235	12,281
Marketing and shareholders’ communication	48,603	58,760	—
Depreciation	13,718	13,718	4,827
Loss from operations	(1,971,075)	(2,723,548)	(597,139)

Foreign exchange income (loss)	3,414	(92,847)	34,078
Other income	7,913	7,913	—
Interest income	18	32	—
Other income (loss)	11,345	(84,902)	34,078
Net and Comprehensive loss for the period	(1,959,730)	(2,808,450)	(563,061)
Basic and Diluted Loss per common share	(0.04)	(0.06)	(0.03)
Weighted average number of common shares outstanding	51,475,150	50,754,643	19,738,275

For the three and six months end April 30, 2022

For the three and six months ended April 30, 2022, the Company had no revenue and incurred net loss of $1,959,730 and $2,808,450, respectively, compared to the net loss for the period from February 5 to April 30, 2021 of $563,061.

Exploration costs

Exploration costs increased $1,366,764 to $1,448,568 for the three months ended April 30, 2022 as compared to $81,804 for the period from February 5, 2021 to April 30, 2021. The increase was mainly the result of the Company’s acquisition of Ekidos LLP on February 3, 2022 and as such, including Ekidos’ operational results from the date of acquisition, as well as an increase in the exploration activities at Beskauga.

2

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

Personnel

Personnel costs for the three months ended April 30, 2022 were $248,408 compared to $201,576 for the period from February 5, 2021 to April 30, 2021. The increase was mainly due to revised agreements with the Company’s management, which increased compensation. This was partially offset by a $68,000 decrease in stock-based compensation as described below, compared to the period from February 5, 2021 to April 30, 2021.

Professional services

Professional fees decreased $60,798 to $95,300 for the three months ended April 30, 2022 as compared to $156,098 for the period from February 5, 2021 to April 30, 2021. The decrease was mainly due to legal costs incurred in relation to the Company’s incorporation and separation from Silver Bull in the prior period.

Directors’ fees

Directors’ fees decreased $60,478 to $80,077 for the three months ended April 30, 2022 as compared to $140,553 for the period from February 5, 2021 to April 30, 2021. The decrease was mainly due to decreased stock-based compensation as described below, which was offset by an $11,000 increase in directors fee compensation as a result of revised directors’ fees compared to the same period last year.

Office and administrative

Office and administrative costs increased $24,120 to $36,401 for the three months ended April 30, 2022 as compared to $12,281 for the period from February 5, 2021 to April 30, 2021. The increase was mainly due to a new corporate office lease that commenced in March 2022, and associated costs.

Stock-based compensation

Stock-based compensation was a factor in the fluctuations in general and administrative expenses. Overall stock-based compensation included in general and administrative expense decreased to $139,000 for the three months ended April 30, 2022 from $258,000 for the period from February 5, 2021 to April 30, 2021. The decrease was mainly due to a result of stock options granted and vested to employees, directors and consultants in April 2021.

DISCUSSION OF OPERATIONS

Beskauga Project

The Beskauga Project is located in the Pavlodar region of north-eastern Kazakhstan, approximately 300 km northeast from the Kazakhstan capital, Nur-Sultan (formerly Astana). The Beskauga Project is interpreted by Arras to represent a copper-gold porphyry deposit and consists of three licenses: the Beskauga license which was issued under the older Kazak permitting system, and the Ekidos and Stepnoe licenses which were issued under the new Kazakh mining code in October 2020. The Beskauga license is held by Dostyk LLP, a Kazakh entity 100% owned by Copperbelt AG (“Copperbelt”), a private mineral exploration company registered in Switzerland with which Arras has the Beskauga Option Agreement. Pursuant to the Beskauga Option Agreement, Arras has the exclusive right and option (the “Beskauga Option”) to acquire Copperbelt’s right, title and 100% interest in the Beskauga property. The Ekidos and Stepnoe licenses are held by Ekidos LLP, which is 100% controlled by Arras.

On May 20, 2021, Ekidos LLP entered into the Maikain Joint Venture Agreement (the “Maikain JV Agreement”) with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor, Elemes and Aktasty properties located in Kazakhstan. The exploration license for the Akkuduk property was granted on February 2, 2021. The exploration license for the Nogurbek property was granted on August 20, 2021. The exploration license for the Maisor property was granted on October 22, 2021. The exploration license for the Elemes property was granted on January 14, 2022. The exploration license for Aktasty was granted on March 18, 2022.

Arras commenced an exploration program in the second calendar quarter of 2021 on the Beskauga Property. This involved a geological mapping and a sampling program of key select areas, as well as a diamond drilling program targeting extensions to the known mineralization. The exploration program’s design was determined based on historical geological information in the area and an airborne geophysics program that was completed in April 2021.

3

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

Final geophysical products for the airborne magnetic survey were received in July 2021 and confirmed a 300m x 300m “bulls-eye” magnetic high that had been previously identified with a ground magnetic survey completed in 2012. A lower magnetic response surrounds the bulls-eye magnetic high which is interpreted to be an alteration halo around an intrusion. The Beskauga deposit sits on the eastern margin of the interpreted intrusion and the alteration halo. Only 30% of this margin has been tested with drilling.

The Company’s current exploration program to December 31, 2022 is focused on upgrading the existing resource as well as test the wider area that has not yet been drilled. Specifically, the program contemplates the inclusion of:

•	a 30,000-meter exploration drill program in the immediate area to fully test the entire mineralizing system at Beskauga;
•	collection of multi-element litho-geochemical data and hyperspectral data from a selection of historical pulps and drill core and, on this basis, design of routine analytical protocol for all additional drilling;
•	relogging of select drill core, including detailed alteration and vein-type and density logging, and development of a standard operating procedure for logging to optimize data collection and understanding in a porphyry-epithermal system;
•	review and re-processing of induced polarization and magnetic data collected by Copperbelt;
•	a comprehensive density testing program to confirm the density value used in the Beskauga Property Mineral Resource estimate;
•	completion of additional infill drilling to improve definition of the geology and mineralization and to support improved classification of additional Mineral Resources to the Measured or Indicated classification;
•	integration of geological, structural, alteration, and litho-geochemical and hyperspectral studies to support an improved understanding of deposit architecture, an improved three-dimensional (3D) geological model, and an initial geometallurgical domain model to guide additional metallurgical sampling;
•	additional metallurgical test work on both the copper and gold mineralization to confirm recovery and comminution parameters and deleterious element mitigation, with sample selection based on geometallurgical domains;
•	follow up on regional targets with geophysics and prospect drilling;
•	detail power and water sources requirements, and begin all permitting processes; and
•	addressing any other gaps to be filled to advance the project towards a Mineral Resource update and preliminary feasibility study.

These items are expected to be carried out concurrently as a single phase of work, subject to obtaining sufficient financing.

Resource Estimation

The table below summarizes the updated resource estimate at the Beskauga Project:

Mineral Resource Estimate for the Beskauga Deposit

Category	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Indicated	111.2	0.30	0.49	1.34
Inferred	92.6	0.24	0.50	1.14

According to the NI 43-101 Technical Report dated February 20, 2022 for the Beskauga Project in Pavlodar Region, north-eastern Kazakhstan, all Mineral Resources were updated by Mr. David Underwood, B.Sc. (Hons) Registered Professional Natural Scientist, South Africa Council for Natural Scientific Professions Pr. Sci. Nat. No.400323/11 and Mr. Matthew Dumala, P. Eng. as Independent Qualified Persons “Qualified Persons” defined under National Instrument 43-101 standards.

Exploration and Evaluation Assets

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, on that date a majority shareholder (88% interest) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 5 of the condensed interim consolidated financial statements for the three and six months ended April 30, 2022. The consideration payable by the Company to Silver Bull was $1,367,668, paid through the issuance of 36,000,000 Common Shares.

4

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

The fair value of the assets at the date of transfer was as follows:

Mineral properties	$327,690
Mining equipment	45,647
Computer equipment and software	9,331
Loans to Ekidos LLP	985,000

Net assets acquired	$1,367,668

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Cumulative Expenditure Required	Annual Expenditure Incurred	Cumulative Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million	$3.59 million (met)	$3.59 million (met)
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million	$0.50 million	$4.09 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million	n/a	$4.09 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$4.09 million

As of April 30, 2022, approximately $4.09 million of the required expenditures have been incurred under the Beskauga Option Agreement via investment agreements with Dostyk LLP, the holder of the Beskauga exploration license, and expenditures incurred by Ekidos LLP in relation to the Stepnoe and Ekidos properties.

In addition, the Beskauga Option Agreement provides that subject to its terms and conditions, the Company may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study prepared in compliance with National Instrument 43-101 (“NI 43-101”) indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of Silver Bull common stock to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments (US$)
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

5

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

Pursuant to the Separation and Distribution Agreement, Arras may, in its sole discretion, seek the consent of the other parties to the Beskauga Option Agreement to make certain amendments thereto such that the Bonus Payments that Arras or its affiliate may be obligated to pay Copperbelt pursuant to the Beskauga Option Agreement could be satisfied, at the option of Arras, in Common Shares. If Arras is not successful in obtaining such consents, Silver Bull will agree to use commercially reasonable efforts to enter into an arrangement with Arras providing for (i) the issuance of Silver Bull common stock to Copperbelt upon (A) Arras becoming obligated to make the Bonus Payments and (B) Arras electing to pay a portion of such Bonus Payments in Silver Bull common stock in accordance with the Beskauga Option Agreement and (ii) a payment by Arras to Silver Bull in consideration for the issuance by Silver Bull of Silver Bull common stock to Copperbelt.

Pursuant to the Beskauga Option Agreement, the bankable feasibility study (i) must be a detailed report prepared in compliance with NI 43-101, in form and substance sufficient for presentation to arm’s length institutional lenders considering project financing, showing the feasibility of placing any part of the Beskauga Property into commercial production as a mine, and (ii) must include a reasonable assessment of the various categories of mineral reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Beskauga Property into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations. As noted above, the feasibility study must be prepared in compliance with NI 43-101 and the accompanying definition of “feasibility study” prescribed by the CIM.

Acquisition of Ekidos Minerals LLP

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos LLP. Total consideration was $1,000 cash. Ekidos LLP is in the business of the exploration and evaluation of mineral properties in Kazakhstan.

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities. The acquisition did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, did not exist in Ekidos LLP at the time of acquisition.

The following table summarizes the preliminary purchase price allocation:

Purchase price:
Cash	$1,000
Total consideration	1,000
Net assets acquired:
Cash	34,050
Other receivables	371,294
Prepaid expenses	577,551
Inventory	309
Office and equipment	44,938
Mineral properties	4,383,656
Accounts payable and accrued liabilities	(95,798)
Loans payable to Arras	(5,315,000)

Total net assets acquired	$1,000

6

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

Mineral Property

As of April 30, 2022, a balance of $5,035,259 is recorded as mineral property assets. This balance primarily consists of $327,690 in relation to the acquisition of the Beskauga Option Agreement and other Kazakh assets from Silver Bull in March 2021, $323,913 in relation to the issuance of Common Shares as a finder’s fee for the introduction of the owners of the Beskauga project to the Company and $4,383,656 in relation to the acquisition of Ekidos LLP on February 3, 2022.

Balance, February 5, 2021	$—
Pursuant to asset purchase agreement	327,690
Common shares issued to finder	323,913
Balance, October 31, 2021	$651,603
Acquisition of Ekidos LLP	4,383,656
Balance, April 30, 2022	$5,035,259

Exploration and Related Costs

A summary of the material components of the Company’s exploration expenses during the three and six months ended April 30, 2022 and the period from February 5, 2021 (date of incorporation) to October, 2021 are as follows:

	For the three months ended April 30, 2022	For the six months ended April 30, 2022	For the period from February 5, 2021 to April 30, 2021
Drilling and sampling	$1,062,174	1,062,174	$—
Personnel	221,476	358,928	22,950
Professional services	36,418	61,995	—
Site operation	72,791	81,414	—
Stock-based compensation	28,838	69,849	48,007
Travel	12,153	23,600	10,847
Depreciation	14,756	22,328	—
Other	—	13,595	—
Total Exploration and Related Costs	$1,448,568	$1,693,883	$81,804

Arras incurred $1,448,568 and $1,693,883 for the three and six months period ended April 30, 2022 and $81,804 for the period from inception on February 5, 2022 to April 30, 2021 in exploration expenditure, respectively. These were mainly due to drilling and sampling costs, geological experts’ costs, stock-based compensation to contractors, travel costs and other exploration activities relating to the commencement of the exploration program at Beskauga, in relation to the Beskauga Option Agreement.

Corporate General and Administrative Expenses

A summary of the material components of the Company’s general and administrative expenses during the three and six months ended April 30, 2022 and the period from February 5, 2021 (date of incorporation) to April 30, 2021 are as follows:

	For the three months ended April 30, 2022	For the six months ended April 30, 2022	For the period from February 5, 2021 to April 30, 2021
Directors’ fees	$24,293	$105,089	$13,487
Directors’ fees – stock-based compensation	55,784	61,704	127,066
Office and administrative	36,401	73,235	12,281
Marketing and shareholders’ communication	48,603	58,760	—
Personnel	185,498	387,859	70,773
Personnel – stock-based compensation	62,910	136,619	130,803
Professional services	95,300	192,681	156,098
Total Corporate Costs	$508,789	$1,015,947	$510,508

7

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

Stock-based compensation expense was a factor in the fluctuations in general and administrative expenses. $118,694 and $241,708in stock-based compensation expense is included in general and administrative expense for the three and six months ended April 30, 2022 compared to $257,869 in stock-based compensation expense for the period from February 5, 2021 to April 30, 2021.

Foreign currency exchange gain (loss) was $3,414 and ($92,847) in the three and six months ended April 30, 2022, respectively, compared to foreign currency exchange gain of $34,078 in the period from February 5, 2021 to April 30, 2021. The foreign currency exchange loss in the six months ended April 30, 2022 was the result of the depreciation of the $CDN. The foreign currency exchange gain in the period from February 5, 2021 to April 30, 2021 was the result of the appreciation of the $CDN.

Exploration and evaluation assets

On January 26, 2022, the Company satisfied the first-year exploration expenditure commitment under the Beskauga Option Agreement through the accumulated exploration expenditure of $3.59 million during the period from February 5, 2021 to January 26, 2022. As of April 30, 2022, the Company incurred $0.5 million for the second-year exploration expenditure commitment under the Beskauga Option Agreement.

During the six months period ended April 30, 2022, the Company completed 5,417 meters of drilling with two diamond drill rigs through its wholly-owned subsidiary, Ekidos LLP.

Share Capital Highlights

During the six months ended April 30, 2022

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 2,106,000 ($1,670,756). The Company incurred other offering costs associated with the second tranche of private placement of $4,900 and issued in aggregate 21,630 common shares fair valued at CDN $21,630 ($17,208) as finder’s fees.

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 1,520,000 ($1,186,388). The Company paid finder’s fees totaling $CDN 50,000 ($39,026) to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the third and final tranche of private placement of $5,644 and issued in aggregate 24,420 common shares fair valued at $CDN 24,420 ($19,427) as finder’s fees.

During the period ended October 31, 2021

On February 5, 2021, the Company issued 100 Common Shares at a price of $0.01 per Common Share for gross proceeds of $1 in connection with the incorporation of the Company.

On March 19, 2021, the Company issued 36,000,000 Common Shares to Silver Bull for gross consideration of $1,367,668 on the asset purchase agreement, as discussed above.

On April 1, 2021, the Company completed a private placement for 5,035,000 Common Shares at a price of $CDN 0.50 per Common Share for gross proceeds of $CDN 2,517,500 ($2,001,352).

On October 21, 2021, the Company completed the initial tranche of a private placement for 6,368,000 Common Shares at a price of $CDN 1.00 per Common Share for gross proceeds of $CDN 6,368,000 ($5,107,282).

On October 25, 2021, pursuant to a finder’s fee agreement, the Company issued 400,000 Common Shares to UMS Project Limited Partnership for the introduction of Copperbelt AG and earning an interest in mineral property licenses from Copperbelt AG located in Kazakhstan.

Subsequent Events

On May 30, 2022, the Company completed a private placement for 1,091,000 common shares at a price of $CDN 1.50 per common share for gross proceeds of $CDN 1,636,500 ($1,186,388). The Company paid finder’s fees totaling $CDN17,700 ($13,772) to an agent with respect to certain purchasers who were introduced by the agent.

8

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

Summary of SELECTED HIGHLIGHTS Of quarterly information

The following table contains quarterly information of the Company from the date its incorporation on February 5, 2021:

	April 30, 2022	January 31, 2022	October 31, 2021	July 31, 2021	February 5, 2021 to April 30, 2021
	$	$	$	$	$
Balance Sheet
Current assets	2,291,445	8,984,482	7,035,558	2,494,798	2,997,570
Current liabilities	578,366	396,472	541,624	390,461	282,221
Working capital	1,713,079	8,588,010	6,493,934	2,104,337	2,715,349
Shareholders’ Equity	7,558,385	9,373,683	7,250,703	2,436,469	3,093,190
Operations
Total revenue	—	—	—	—	—
Net loss	1,959,730	848,619	768,959	779,562	563,061

The Company is focused on the exploration and development of the Beskauga Project and does not yet generate any revenue. It is the Company’s policy to capitalize acquisition costs incurred and as such the changes in net income and loss from one period to another depend largely on exploration activities, corporate and administrative expenditure, granting of stock options and the timing of the relevant vesting schedules, which are offset by any other income accrued in the period.

Concurrent with the separation from Silver Bull and acquisition of Ekidos LLP, the Company commenced with building up of human resources, resulting in increased wages, office expenses and share-based compensation from April 2020 onwards.

The decrease in current assets and working capital from the previous quarter was a result of the acquisition of Ekidos LLP. Previously the Company reported a current loan receivable from Ekidos LLP which is now eliminated on consolidation.

LIQUIDITY AND CAPITAL RESOURCES

The net working capital of the Company at April 30, 2022 was $1,713,079 (October 31, 2021: $6,493,934).

For the six months ended April 30, 2022, the Company used $2,258,999 in cash for operating activities. The Company’s cash flows from operations are negative as it is an exploration stage company.

For the six months ended April 30, 2022, the Company used $2,128,337 in cash for investing activities, which included $2,136,500 for loans made to Ekidos LLP prior to it becoming a subsidiary of the Company, $24,887 cash for the purchase of equipment and $1,000 for the acquisition of Ekidos LLP, which was offset by $34,050 cash and cash equivalents acquired from Ekidos LLP acquisition

For the six months ended April 30, 2022, the Company had net cash provided by financing activities of $2,794,363, which was from private placements in November and December of 2021 and it was offset by $13,211 repayment of lease liability

Liquidity Outlook

At present, the Company’s operations do not generate cash inflows and its financial success is dependent on management’s ability to discover economically viable mineral deposits and raise cash through financings. The mineral exploration process can take many years and is subject to factors that are beyond the Company’s control.

As of April 30, 2022, the Company had incurred approximately $4.09 million of the required expenditures and has an additional $10.91 million in exploration expenditure requirements by January 26, 2025 under the Beskauga Option Agreement, as detailed in the “Discussion of Operations” section.

9

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

In order to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses, the Company will need to raise funds through equity sales, from the exercise of convertible securities, debt, deferral of payments to related parties, or other forms of raising capital. Many factors influence the Company’s ability to raise funds, including the health of the resources market, the climate for mineral exploration investment, the Company’s track record, and the experience and caliber of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the short and long term but recognizes that there will be risks involved which may be beyond its control.

Going Concern

The Company’s condensed interim consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at April 30, 2022, the Company has not yet achieved profitable operations. This condition indicates the existence of a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. The condensed interim consolidated financial statements of the Company for the six-month period ended April 30, 2022 do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

In March 2020 the World Health Organization declared coronavirus (“COVID-19”) a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

OFF- BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements as at April 30, 2022 or at the date of this MD&A.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

At April 30, 2022, and October 31, 2021, accounts payable and accrued liabilities contained the following amounts due to related parties:

	April 30, 2022	October 31, 2021
CEO (1)	$—	$26,427
President (2)	207	10,685
CFO (3)	989	21,782
Directors’ fees (4)	19,826	10,903
Directors’ fees (4)	11,787	12,036
Directors’ fees (4)	10,366	11,990
Directors’ fees (4)	1,954	10,403
Directors’ fees (4)	3,086	—
Total	$48,215	$104,226

(1) Includes a bonus accrual.

(2) Includes management fees and expense reimbursements.

(3) Includes a bonus accrual and expense reimbursements.

(4) For directors’ fees and expense reimbursements.

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ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

During the six months ended April 30, 2022, expenses totalling $244,450 were incurred by Silver Bull on the Company’s behalf pursuant to the Separation and Distribution Agreement, which provides for a framework for the relationship between the parties during and after the Distribution. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied. As at April 30, 2022, $7,547 due from related party consists of receivable from Silver Bull for rent expenses (October 31, 2021: $2,808 due from Silver Bull). The balance of due from and due to related party is interest free and is to be repaid on demand.

Pursuant to the Separation and Distribution Agreement, Silver Bull agreed to continue to incur the salaries of its employees and other office-related overhead costs and charge Arras for a portion of these costs on a pro-rata cost-recovery basis until the earlier of (i) the date on which Arras’ common shares are listed on a stock exchange or (ii) December 31, 2021. In February, 2022, the Company entered into an employment or consulting agreement, effective January 1, 2022, with each member of the senior management team.

	April 30, 2022	For the period from February 5, 2021 to April 30, 2021

Directors’ fees	$8,998	$8,903
Personnel	217,930	84,951
Office and administrative	25,435	7,302
Office rent reimbursement	(7,913)	—
	$244,450	$101,156

During the six months ended April 30, 2022, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

April 30, 2022
Share-based payment	$260,653
CEO	107,769
President	118,757
CFO	69,766
Directors’ fees	32,572
Directors’ fees	11,787
Directors’ fees	10,811
Directors’ fees	5,862
Directors’ fees	2,142
$620,119

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ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

PROPOSED TRANSACTIONS

The Company has no proposed transactions that have not been disclosed herein as at April 30, 2022 or at the date of this MD&A.

Financial InstRuments and Capital Risk Management

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, other receivables, accounts payables and accrued liabilities and due from related party. The carrying values of these financial instruments approximate their respective fair values due to the term of these instruments.

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, other receivables, accounts payable and accrued liabilities and due from related party. The carrying values approximate the fair values due to the short-term maturity of these instruments. There were no transfers between fair value levels during the six months ended April 30, 2022.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s primary exposure to credit risk is its cash and cash equivalents of $2,113,974 at April 30, 2022. With cash and cash equivalents on deposit with reputable financial institutions, it is management’s opinion that the Company is not exposed to significant credit risks arising from the financial instruments.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As at April 30, 2022, the Company has current liabilities totaling $578,366 and cash and cash equivalents of $2,113,974, and is not exposed to significant liquidity risk at this time. However, since the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through private placements.

Market risk

Market risk is the risk that changes in market prices such as commodity prices, foreign exchange rates and interest rates will affect the Company’s income. The objective of market risk management is to manage and control market risk exposure within acceptable parameters. The Company does not use derivative instruments to reduce its insignificant exposure to market risks.

Commodity Price Risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances and require judgment on matters which are inherently uncertain. Details of the Company’s significant accounting policies can be found in note 3 of the condensed interim consolidated financial statements for the six-month period ended April 30, 2022.

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ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

OUTSTANDING SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of the date of this MD&A, the company had 52,566,150 Common Shares, 5,160,000 stock options and 1,971,289 SVB warrants issued and outstanding.

QUALIFIED PERSON AND INFORMATION CONCERNING ESTIMATES OF MINERAL PROJECTS

All of the scientific and technical information contained in this MD&A has been reviewed and/or approved by Tim Barry, CEO and Director of Arras Minerals Corp., a Chartered Professional Geologist (MAusIMM CP Geo) with the Australasian Institute of Mining and Metallurgy and a “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Minerals Projects.

Risks and uncertainties

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s final long form prospectus (“Final Long Form Prospectus”), filed on SEDAR on May 31, 2022.

Management is not aware of any significant changes to the risks identified in the Final Long Form Prospectus. Such risk factors could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

FORWARD-LOOKING STATEMENTS

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (British Columbia) and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. Forward-looking statements include, without limitation, statements with respect to:

•	The sufficiency of our existing cash resources to enable us to continue our operations as a going concern;
•	Future exploration expenditures on the Beskauga Property, the potential exercise of the Beskauga Option and potential bonus payments under the Beskauga Option Agreement;
•	The prospects of entering the development or production stage with respect to the Beskauga Project;
•	Our planned activities at the Beskauga Project in 2022 and beyond;
•	Our ability to obtain and hold additional concessions in the Beskauga Project area;
•	The timing, duration and overall impact of the novel coronavirus (“COVID-19”) pandemic on the Company’s business;
•	The timing of the Listing, including the fulfillment of the Listing requirements and future use of funds.
•	The sufficiency of our surface rights in respect of the Beskauga Property if a mining operation is determined to be feasible;
•	The potential acquisition of additional mineral properties or property concessions;
•	The impact of recent accounting pronouncements on our financial position, results of operations or cash flows and disclosures;
•	Our ability to raise additional capital and/or pursue additional strategic options, and the potential impact on our business, financial condition and results of operations of doing so or not; and
•	The impact of changing foreign currency exchange rates on our financial condition.

The words “plans”, “expects”, “scheduled”, “budgeted”, “projected”, “estimated”, “timeline”, “forecasts”, “anticipates”, “suggests”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect.

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ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

In addition to the various factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to:

•	the future prices of metals and other commodities;
•	the current COVID-19 pandemic will not have a material adverse effect on the Company;
•	the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Beskauga Project;
•	the demand for and stable or improving price of metals and other commodities;
•	general business and economic conditions will not change in a material adverse manner;
•	the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
•	the geology of the Beskauga Project as described in the Beskauga Technical Report;
•	the accuracy of budgeted exploration costs and expenditures;
•	future currency exchange rates and interest rates;
•	operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;
•	the Company’s ability to attract and retain skilled personnel and directors;
•	political and regulatory stability;
•	the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;
•	obtaining required renewals for existing approvals, licenses and permits on favourable terms;
•	requirements under applicable laws;
•	sustained labour stability;
•	stability in financial and capital markets; and
•	availability of equipment.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors, without limitation, the following, which are discussed in greater detail in the “Risk Factors” section of the Final Long Form Prospectus:

•	our ability to continue as a going concern;
•	the lack of an existing public market for our Common Shares;
•	some or all of the expected benefits of the Spin Out may not be achieved;
•	we are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives;
•	our exploration activities require significant amounts of capital that may not be recovered;
•	our ability to meet our current and future capital requirements on favorable terms or at all;
•	risks relating to the results of future exploration at the Beskauga Property and our ability to raise the capital for exploration expenditures on the Beskauga Property to maintain the effectiveness of the Beskauga Option;
•	our operations may be disrupted, and our financial results may be adversely affected, by global outbreaks of contagious diseases, including the COVID-19 pandemic;
•	we are an exploration stage mining company with no history of operations;
•	we have no commercially mineable ore body;
•	the reliability of our Mineral Resource estimates;
•	our ability to acquire additional mineral properties or property concessions;
•	inherent risks in the mineral exploration industry;
•	risks relating to fluctuations of metal prices;
•	risks relating to competition in the mining industry;

14

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three and six months ended April 30, 2022 and the period from February 5, 2021 (inception) to April 30, 2021

(Expressed in United States Dollars, except as noted)

•	risks relating to the title to our properties;
•	risks relating to our option and joint venture agreements;
•	risks associated with joint ventures;
•	our ability to obtain required permits;
•	timing of receipt and maintenance of government approvals;
•	compliance with laws is costly and may result in unexpected liabilities;
•	our success depends on developing and maintaining relationships with local communities and other stakeholders;
•	risks relating to social and environmental activism;
•	risks relating to evolving corporate governance and public disclosure regulations;
•	risks relating to foreign operations;
•	risks relating to worldwide economic and political events;
•	risk of political and economic instability in Kazakhstan;
•	our financial condition could be adversely affected by changes in currency exchange rates;
•	risks relating our “foreign private issuer” status;
•	risks relating to our possible status as a passive foreign investment company;
•	risks relating to volatility in our share value;
•	further equity financings leading to the dilution of our Common Shares;
•	our Common Shares continuing not to pay dividends;
•	risks relating to information systems and cybersecurity;
•	our ability to retain key management, consultants and experts necessary to successfully operate and grow our business;
•	our overlapping officers and directors with Silver Bull may give rise to conflicts of interest;
•	our reliance on international advisors and consultants;
•	risks relating to changes in tax laws; and
•	risks relating to changes in regulatory frameworks or regulations affecting our activities.

These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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